December 13, 2005

Timothy S. Durham
Chief Executive Officer and Chairman of the Board
Obsidian Enterprises, Inc.
111 Monument Circle, Suite 4800
Indianapolis, Indiana 46204

	Re:	Obsidian Enterprises, Inc.
Schedule 13E-3
Filed by the Filing Persons on December 7, 2005
File No. 5-40250

Dear Mr. Durham:

	We have completed our review of your Schedule 13E-3 and have no further comments at this time.


      Sincerely,



      Pamela A. Long
      Assistant Director


cc:	Stephen J. Hackman, Esq.
	Ice Miller
	One American Square, Box 82001
	Indianapolis, Indiana 46284-0002


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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

         DIVISION OF
CORPORATION FINANCE